UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Envestnet, Inc.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

29404K106

(CUSIP Number)

LAUREN TAYLOR WOLFE

CHRISTIAN ASMAR

IMPACTIVE CAPITAL LP

152 West 57th Street, 17th Floor

New York, New York 10019

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29404K106

1	NAME OF REPORTING PERSON

Impactive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,756,859
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,756,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,756,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 29404K106

1	NAME OF REPORTING PERSON

Impactive Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,756,859
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,756,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,756,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 29404K106

1	NAME OF REPORTING PERSON

Lauren Taylor Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,756,859
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,756,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,756,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 29404K106

1	NAME OF REPORTING PERSON

Christian Asmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,756,859
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,756,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,756,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 29404K106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.005 per share (the “Shares”), of Envestnet, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 35 East Wacker Drive, Suite 3400, Chicago, Illinois 60601.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Impactive Capital LP, a Delaware limited partnership (“Impactive Capital”), as the investment manager of certain funds and/or accounts (the “Impactive Funds”), with respect to the Shares directly owned by the Impactive Funds;
(ii)	Impactive Capital LLC, a Delaware limited liability company (“Impactive Capital GP”), as the general partner of Impactive Capital;
(iii)	Lauren Taylor Wolfe, as a Managing Member of Impactive Capital GP; and
(iv)	Christian Asmar, as a Managing Member of Impactive Capital GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of the Reporting Persons is 152 West 57th Street, 17th Floor, New York, New York 10019.

(c)       The principal business of Impactive Capital is serving as the investment manager of the Impactive Funds. The principal business of Impactive Capital GP is serving as the general partner of Impactive Capital. The principal occupation of each of Ms. Taylor Wolfe and Mr. Asmar is serving as a Managing Member of Impactive Capital GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Impactive Capital and Impactive Capital GP are organized under the laws of the State of Delaware. Ms. Taylor Wolfe and Mr. Asmar are citizens of the United States of America.

6

CUSIP No. 29404K106

Item 3.	Source and Amount of Funds or Other Consideration.

The 2,756,859 Shares beneficially owned by the Impactive Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,756,859 Shares beneficially owned by the Impactive Funds is approximately $213,932,999, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons purchased the Shares because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons and their representatives have, from time to time, engaged in, and intend to continue to engage in, discussions with members of management and the board of directors of the Issuer (the “Board”), other shareholders, industry analysts, existing or potential strategic partners or competitors and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, operations and expenses, strategic alternatives and direction, management, Board and management composition, environmental, social and governance considerations, and capital structure and allocation. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, considerations related to environmental, social and governance practices, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation; acquiring additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer or derivatives related thereto (collectively, the “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 54,819,705 Shares outstanding as of February 18, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 25, 2022.

7

CUSIP No. 29404K106

A.	Impactive Capital
(a)	As of the close of business on April 6, 2022, Impactive Capital beneficially owned 2,756,859 Shares held by the Impactive Funds.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,756,859
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,756,859
(c)	The transactions in the Shares by Impactive Capital through the Impactive Funds during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
B.	Impactive Capital GP
(a)	As the general partner of Impactive Capital, Impactive Capital GP may be deemed to beneficially own the 2,756,859 Shares held by the Impactive Funds.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,756,859
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,756,859
(c)	Impactive Capital GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Capital through the Impactive Funds during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
C.	Ms. Taylor Wolfe and Mr. Asmar
(a)	Each of Ms. Taylor Wolfe and Mr. Asmar, as Managing Members of Impactive Capital GP, may be deemed to beneficially own the 2,756,859 Shares held by the Impactive Funds.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,756,859
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,756,859
(c)	Each of Ms. Taylor Wolfe and Mr. Asmar have not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Capital through the Impactive Funds during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
8

CUSIP No. 29404K106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 6, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Impactive Capital LP, Impactive Capital LLC, Lauren Taylor Wolfe and Christian Asmar, dated April 6, 2022.

9

CUSIP No. 29404K106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2022

Impactive Capital LP

By:	Impactive Capital LLC
its General Partner

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital LLC

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

/s/ Lauren Taylor Wolfe
Lauren Taylor Wolfe

/s/ Christian Asmar
Christian Asmar

10

CUSIP No. 29404K106

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty (60) Days

Nature of Transaction	Amount of Shares Purchased	Price per Share ($)	Date of Purchase

IMPACTIVE CAPITAL LP
(through the Impactive Funds)

Purchase of Common Stock	72,108	73.41	02/28/2022
Purchase of Common Stock	115,554	75.10	03/01/2022
Purchase of Common Stock	271,388	75.39	03/31/2022